FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated April 7, 2014 – Sensor Platforms and ARM Introduce Open Source Software To Enable Sensor Hub Implementations

2.	Press release dated April 8, 2014 – ARM Compiler Builds on Open Source LLVM Technology

3.	Press release dated April 10, 2014 – From Sensors to Servers, ARM is Expanding the Mobile Experience at Red Hat Summit

4.	Press release dated April 22, 2014 – FIDO Alliance Welcomes Leading Technology Company ARM to the Board of Directors to Help Deliver a Secure World beyond Passwords

5.	Press release dated May 1, 2014 – AGM Statement

6.	Press release dated May 1, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Sensor Platforms and ARM Introduce Open Source Software
To Enable Sensor Hub Implementations

SAN JOSE, CA, April 7, 2014 -- Sensor Platforms, a leading provider of algorithmic sensor software for smartphones, tablets and other mobile devices, together with ARM, the world's leading semiconductor intellectual property supplier, announce the introduction of the world's first open source software for sensor hub applications. The software, called Open Sensor Platform (OSP), will simplify the integration of sensors across multiple applications, and provide a flexible framework for more sophisticated interpretation and analysis of sensor data.

The integration of sensors into smartphones, wearables and Internet-of-Things (IoT) devices is driving an exponential increase in the volumes of data created. Sensor Platforms is providing this embedded framework specifically for sensor data acquisition, communication, and interpretation. OSP has been designed for the ARM® architecture which is pervasive in sensor hub applications because of the low-power capabilities, simplicity of integration, and broad ecosystem.

"Until now, the use of sensors and sensor hubs in mobile devices has been fragmented and ad hoc," said Jim Steele, Vice President of Engineering, Sensor Platforms Inc. "OSP encourages developers to focus on creating innovative applications for sensors rather than reinventing the wheel for each sensor interface. It also enables OEMs to provide context-awareness to the Android HAL, which is important for the always-on demands of Android KitKat and Android Wear."

"Contextual, sensing information is becoming more important as end devices for the Internet-of-Things rapidly proliferate," said Charlene Marini, Vice President of Marketing, Embedded Segment, ARM. "As an open source platform for sensor fusion fundamentals, OSP will enable a community of developers to accelerate new functionality for ongoing innovation in sensor hubs across applications. As a result, we should see devices and applications that are more aware of their user and their environment, making technology more useful for all."

OSP developers will also be able to take advantage of higher-level sensor interpretation such as that available through Sensor Platforms' own FreeMotionTM Libraries that provide robust sensor fusion, always-on context awareness, and Pedestrian Dead Reckoning (PDR).

OSP will be open sourced under Apache License, Version 2.0, and will actively manage and incorporate community contributions. The initial source code release, supporting documentation, and forum support will be available at GitHub.com on or before May 12th.

If you have any specific inquires on OSP please send requests to OSP@sensorplatforms.com. More information about OSP is available in a technical White Paper at www.sensorplatforms.com/osp/. More information on Sensor Platforms is at www.sensorplatforms.com/company/contact.

About Sensor Platforms Inc.
Sensor Platforms is a venture-financed company located in Silicon Valley that develops, for licensing, algorithmic software enabling consumer applications to better understand user contexts and intent.

The company's FreeMotion™ Library makes sensor fusion and user context awareness available in smartphones and tablets, in order to: combine and process data from installed sensors and microprocessors; better interpret users' movements and situations; and infer users' intents.

The library makes it easy for device OEMs to purchase their sensors and microprocessors from multiple suppliers without damaging user experience. It also automatically optimizes sensor and platform power consumption based on user movement and contexts, to enable longer battery life.

To create the breadth of the FreeMotion library, the company has assembled a multi-disciplinary engineering team with proven track records in control systems, machine learning, mixed signal design, motion kinematics, real-time systems, semiconductor device physics, and signal processing.

The company is located at 2860 Zanker Road, #210, San Jose, CA 95134. For further information, visit www.sensorplatforms.com/company/contact.

For media inquires, please contact:
Tom Mahon
Thomas Mahon Associates
tmahon3@gmail.com
(925) 200-5165

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ENDS

ARM Contact Information:
 Phil Hughes
 Tel: +1 512 330 1844
 Email: phil.hughes@arm.com

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

ARM Compiler Builds on Open Source LLVM Technology

Velocity of open source Clang and LLVM combined with the stability of commercial products improve code quality, performance and power efficiency on ARM processors

ARM announces the availability of version 6 of the ARM Compiler, the reference code generation toolchain for the ARM® architecture. ARM Compiler 6 adopts the Clang and LLVM open source compiler framework, channeling contributions from the whole ARM Partnership to improve code quality, performance and power efficiency of software on ARM processors.

The flexible and modern Clang and LLVM infrastructure provides a solid foundation for ARM's code generation tools. Clang is a C/C++ compiler front end based on a modular architecture with well-defined interfaces for applying complimentary tools such as code analyzers and code generators. Clang also offers improved diagnostic capabilities, leading to higher quality code and shorter development cycles.

LLVM is an extensible compiler framework which is well suited for advanced code generation techniques such as link-time code generation and just-in-time compilation. LLVM's modular framework makes it easier to develop and test new optimizations, leading to better performing code and lower power consumption.

"ARM has invested heavily in the development and adoption of open source technologies such as Eclipse, GNU, and Clang and LLVM," said Hobson Bullman, general manager of development solutions, ARM. "The ARM Compiler 6 extends this investment even further, bringing together the velocity of open source development with the stability and services that come with commercial products, creating a best-case scenario for ARM's customers."

"Clang and LLVM have become essential technologies for high-volume mobile platforms," said Travis Lanier, director of product management, Qualcomm Technologies, Inc. "Qualcomm Technologies applauds this decision by ARM to improve Clang and LLVM technology for the benefit of the mobile ecosystem. We look forward to the continued close collaboration with ARM in this area."

ARM is at the forefront of improving LLVM technology for the ARM architecture, contributing architecture support, testing infrastructure, and performance improvements to the open source. ARM Compiler 6 brings LLVM technology to ARM developers as a set of professional development tools with additional benefits:
▪
Tighter integration: ARM Compiler 6 is a full code generation toolchain consisting of compiler, linker, assembler and libraries. Its integration in the ARM DS-5 Development Studio provides a full C/C++ software development environment

▪	Optimized for ARM: Highly optimized libraries provide superior performance and code size for embedded applications, maximizing software performance and reducing costs
▪
Professionally supported and maintained - ARM Compiler 6 and DS-5 are actively supported, validated, documented and maintained by ARM's globally distributed technical experts, ensuring rapid issue resolution and faster time to market

▪	Commercially licensed - ARM Compiler 6 is GPL-free and distributed under a commercial license, giving users flexibility with regard to ownership of derivative works

Availability

ARM Compiler 6 supports ARM® Cortex®-A50 processor series and is available as part of the DS-5 Development Studio Ultimate Edition, available April 2014. For more information about DS-5 Ultimate Edition and to request an evaluation copy, visit http://ds.arm.com/ds-5-ultimate-edition.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 3

From Sensors to Servers, ARM is Expanding the Mobile Experience at Red Hat Summit

Where: Red Hat Summit, Moscone Convention Center, South Hall – 747 Howard Street, San Francisco

When: April 14-17, 2014

What: ARM is showcasing its latest infrastructure and IoT solutions that support open source initiatives and the developer community. This will include discussion around the ARM® Cortex®-M processor series which is being used by partners to develop high-performance, low-cost platforms for a broad range of devices including microcontrollers, wireless networking and sensors. ARM will also be giving informed views on how the ARM standards-based server platform is enabling OS, firmware and software developers to rapidly develop and deploy on ARM-based servers allowing partners more portability, innovation and choice.

Sessions:

▪	In the Partner Pavilion, ARM will present the ARM mbed™ platform for IoT including ARM Sensinode™ software technology
▪	ARM will also be showcased at a number of technical sessions and events:
▪	Middleware Keynotes: Empowering App Builders: Your Path to Enlightened Innovation
– Date: Monday, April 14
– Time: 4 p.m. – 5 p.m. PDT
– Featuring ARM mbed Microcontroller Kit prizes
▪	Birds of a Feather / DevNation Hacknight: ARM lab
– Date: Tuesday, April 15,
– Time: 8 p.m. – 8:50 p.m. PDT
– Location: Room 224
– Demonstrating how to connect IoT sensors to the JBoss middleware layer using an ARMmbed development platform with an ARM Cortex-M3 processor. All built using IoT protocols such as CoAP DTLS UDP via REST interfaces over HTTP for lookup and eventing services
▪	Breakouts Session 6: Hyperscale computing with Red Hat Enterprise Linux
– Date: Wednesday, April 16
– Time: 10:40 a.m. - 11:40 a.m. PDT
– Speaker: Jon Masters, chief ARM architect, Red Hat
▪	Breakouts Session 9 Panel: Hyperscale computing: Challenges, opportunities and emerging trends
– Date: Wednesday, April 16
– Time: 3:40 p.m. – 4:40 p.m. PDT
– Speaker: Jeff Underhill, director of server programs, ARM

Notes to Editors:
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. Sensinode and mbed are trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders.

"ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions.

This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 4

FIDO Alliance Welcomes Leading Technology Company ARM to the Board of Directors to Help Deliver a Secure World beyond Passwords

Cambridge, UK and Mountain View, Calif. – April 22, 2014 – The FIDO (Fast Identity Online) Alliance, the industry consortium revolutionizing secure online authentication, has announced that ARM, the world's leading semiconductor design company, has joined the Board of Directors. The FIDO Alliance Board comprises some of the world's most influential corporations including Microsoft, Google, Bank of America and Samsung.

The Alliance brings members together with the aim of creating simple, strong authentication based on industry standards that are ideally suited to emerging methods such as biometrics and trusted user interfaces.

"We are very excited to welcome ARM to the FIDO Alliance Board of Directors. As FIDO Alliance membership now exceeds 100 participants, ARM is moving from sponsor to board membership, taking on an important leadership role within the FIDO ecosystem," said Michael Barrett, president of the FIDO Alliance. "Next developments in FIDO authentication will prove critical to accelerating adoption of strong authentication that can move us beyond the confines of password dependencies. ARM's leadership in many global markets can measurably facilitate interoperability among authentication methods, which is foundational to the FIDO Alliance's objectives."

"ARM is supportive of FIDO's vision of a world beyond passwords and our security architecture can help to turn that into reality," says Rob Coombs, director of security marketing, ARM. "As a board member we want to push for the universal adoption of FIDO authentication as it will allow people to securely connect to the services they care about in a frictionless way that links multiple web-based services with a diverse range of devices.

Rob continues: "Biometrics are already being used to authorize financial transactions from a smartphone, and it's easy to see how technology such as an ARM® TrustZone® technology-based Trusted Execution Environment can be used with FIDO standards to move beyond passwords into a world where authentication methods are interoperable. The key is ensuring that embedded security builds on appropriate hardware and software that is well integrated so it's fit for purpose and cost-effective."

ARM has been developing secure technology for the mobile market for many years and TrustZone-based Trusted Execution Environment is now embedded in hundreds of millions of smart connected devices. It runs separately from the main operating system and enhances endpoint security, enabling new services such as pay-as-you-go premium content on any screen, with fast and secure website logins, simple and secure payment and banking. It is designed to enhance the user experience and protect against malicious attacks in an integrated and cost-effective way.

Ends

For more information
Suzanne Matick
FIDO Alliance
+001 831 479 1888
suzanne@matick.net

Andy Winstanley
Head of Corporate PR, ARM
+44 1223 405244 / +44 7788 249712
andy.winstanley@arm.com

About The FIDO Alliance
The FIDO (Fast IDentity Online) Alliance, www.fidoalliance.org, was formed in July 2012 to address the lack of interoperability among strong authentication technologies, and remedy the problems users face with creating and remembering multiple usernames and passwords. The Alliance plans to change the nature of authentication by developing standards-based specifications for simpler, stronger authentication that define an open, scalable, interoperable set of mechanisms that reduce reliance on passwords. FIDO authentication is stronger, private, and easier to use when authenticating to online services. The FIDO Alliance Board of Directors includes leading global organizations: ARM Holdings plc (LSE: ARM and NASDAQ: ARMH); Bank of America Corporation (NYSE:BAC); BlackBerry®; CrucialTec (KRX: 114120); Discover Financial Services (NYSE: DFS); Google; IdentityX; Lenovo; MasterCard (NYSE: MA); Microsoft (Nasdaq "MSFT"); Nok Nok Labs, Inc.; NXP Semiconductors N.V. (NASDAQ:NXPI); Oberthur Technologies OT; PayPal (NASDAQ:EBAY); RSA®; Samsung Electronics, Ltd (KOSCOM: SECL); Synaptics (NASDAQ: SYNA); Yubico.

About ARM
ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM and TrustZone are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 5

Annual General Meeting (“AGM”)

Cambridge, UK, 1 May 2014 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the AGM of the Company was held today at which all resolutions put to the AGM were duly passed on a poll.  The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	1,109,339,009	100.00	43,856	0.00	1,109,382,865	78.74%	4,557,920
2	1,109,757,771	100.00	45,659	0.00	1,109,803,430	78.77%	4,137,355
3	1,080,341,932	97.49	27,839,032	2.51	1,108,180,964	78.65%	5,759,821
4	1,073,256,183	97.58	26,636,728	2.42	1,099,892,911	78.06%	14,047,874
5	1,091,146,154	98.32	18,590,225	1.68	1,109,736,379	78.76%	4,204,406
6	1,098,119,447	98.95	11,621,768	1.05	1,109,741,215	78.76%	4,199,570
7	1,101,315,329	99.24	8,428,792	0.76	1,109,744,121	78.76%	4,196,664
8	1,101,184,911	99.23	8,556,117	0.77	1,109,741,028	78.76%	4,199,757
9	1,097,960,309	98.94	11,789,070	1.06	1,109,749,379	78.76%	4,191,406
10	1,101,307,478	99.24	8,442,300	0.76	1,109,749,778	78.76%	4,191,007
11	1,102,340,588	99.33	7,407,453	0.67	1,109,748,041	78.76%	4,192,744
12	1,089,034,599	98.14	20,676,365	1.86	1,109,710,964	78.76%	4,229,821
13	1,075,141,042	98.03	21,567,214	1.97	1,096,708,256	77.84%	17,232,529
14	1,086,977,837	97.97	22,505,257	2.03	1,109,483,094	78.74%	4,457,691
15	1,091,768,390	99.58	4,582,430	0.42	1,096,350,820	77.81%	17,589,965
16	922,266,952	83.11	187,476,527	16.89	1,109,743,479	78.76%	4,197,306
17	1,095,632,737	98.74	13,997,239	1.26	1,109,629,976	78.76%	4,310,809
18	1,109,536,273	99.98	270,470	0.02	1,109,806,743	78.77%	4,134,042
19	926,622,607	83.50	183,123,951	16.50	1,109,746,558	78.76%	4,194,226

The Chairman also said:

“We should not let this moment pass without acknowledging that this is the last ARM AGM for Sir John Buchanan and Philip Rowley.  I would like to take this opportunity on behalf of the Board and the wider ARM team to thank both of them for their considerable contributions since they joined the Board and to wish them very well for the future.”

The CEO’s presentation will be available today on the Company’s website www.arm.com/ir and an audiocast of the proceedings will be available from 2 May 2014.

CONTACTS:
Tim Score/Ian Thornton
ARM Holdings plc
+44 (0) 1628 427800

Item 6

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 1 May 2014 consists of 1,408,959,153 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,408,959,153.

The above figure 1,408,959,153 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.